

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2012

<u>Via Email</u>
Eve N. Howard, Esq.
Hogan Lovells US LLP
555 Thirteenth Street NW
Washington, DC 20004

>   **Re: Orbital Sciences Corp.**
>   **Schedule TO**
>   **Filed November 20, 2012**
>   **File No. 5-41374**

Dear Ms. Howard:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>General</u>

1.   We note that the offer is unfinanced and subject to a financing condition. Generally, when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Consistent with Rule 13e-4(d)(2), we note you have undertaken to promptly file an amendment to Schedule TO and will disseminate disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

2. Please refer to Instruction 2 to Item 10 of Schedule TO. It does not appear that the safe harbor noted therein applies to you because you have included a financing condition in your offer. Please revise to include financial statements or advise us further as to why you believe such information is not material.

<u>Certain Conditions of the Offer, page 56</u>

3. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

4. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

* * *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions